Exhibit 99.1

OKYO CEO and CSO to Present and Leadership Team to Participate at Upcoming Scientific Conferences in May

●	Robert J. Dempsey, MBA, Chief Executive Officer, to present at Eyecelerator
●	Raj Patil, PhD, Chief Scientific Officer, to present at ARVO

London and New York, NY, April 29, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced CEO presentation at Eyecelerator and leadership participation at the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in Denver, Colorado.

Upcoming Scientific Conferences:

Eyecelerator: May 1, 2026

Denver, Colorado

Presentation Title: Addressing Unmet Needs in Corneal and Anterior Segment Diseases

Presentation Date/Time: Friday May 1, 2026, 2:10-2:15 PM MDT

Breakout: Anterior Segment, Room 401

Presenter: Robert J. Dempsey, Chief Executive Officer at OKYO Pharma

Moderators: Julie Schallhorn, MD, MS; Kuldev Singh, MD

ARVO Annual Meeting: May 3-7, 2026

Denver, Colorado

Presentation Title: First-in-Human Study of Urcosimod to Treat Neuropathic Corneal Pain (NCP) Shows Clinically Meaningful Pain Reduction and Quality-of-Life Improvement in NCP Patients

Presentation Date/Time: Tuesday May 5, 2026, 3:30 PM to 5:15 PM MDT

Poster Presentation/Board: 3461/0044

Session Title: Corneal Neuropathy and Ocular Pain

Session Number: Number 366

Presenter: Raj Patil, PhD, Chief Scientific Officer at OKYO Pharma

ARVO’s Annual Meeting is the premier global gathering for eye and vision scientists, students, and those in affiliated fields to share the latest research findings and collaborate on innovative solutions.

Urcosimod is the first investigational therapy to receive an IND specifically for the treatment of neuropathic corneal pain and has been granted Fast Track designation by the U.S. Food and Drug Administration (FDA).

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com